

Mail Stop 3233

September 13, 2017

<u>Via E-mail</u>
Shawn B. Pearson
President and Chief Executive Officer
Bluegreen Corporation
4960 Conference Way North, Suite 100
Boca Raton, Florida 33431

> **Re:** **Bluegreen Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted August 17, 2017**
> **CIK No. 0000778946**

Dear Mr. Pearson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. We note your disclosure on page ii that some of your market and industry data used in the prospectus was obtained from unpublished industry data and estimates and from discussions with industry sources. Please confirm that this data was not commissioned by the company. Alternatively, please file the experts' consent as an exhibit to the registration statement.

3. Please confirm, if true, that the properties shown in the photographs on the inside cover page are your developed VOIs or otherwise clarify the nature of these properties.

4. Please provide us with support for the following statements used in the registration statement:

   - "We are a leading vacation ownership company;" and
   - "The vacation ownership, or timeshare, industry is one of the fastest growing segments of the global travel and tourism sector."

   Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

5. We note your disclosure on page 42 that, compared to the cost of your developed inventory, VOI acquired in connection with JIT arrangements typically have a higher associated cost of sales as a percentage of sales while those acquired in connection with secondary market arrangements typically have a lower cost of sales as a percentage of sales. We also note your disclosure that cost of sales will typically be favorably impacted in periods where a significant amount of secondary market VOI inventory is acquired and the resulting change in estimate is recognized. Please tell us what consideration you gave to breaking down your Cost of VOIs sold by type of VOI sale.

6. We note your discussion under "Business-Legal Proceedings," describing the increase in delinquencies and defaults of Vacation Club owners based on consultations with attorneys. In this section you state that this has resulted in "an adverse impact on [y]our delinquency and default rates." Please revise to provide additional context. For example, consider disclosing when you began receiving the referenced letters from attorneys, what your delinquency and default rates were previously, and on a percentage basis, what amount of your Vacation Club owners in delinquency and/or default are represented in this manner.

7. We note your disclosure on page 74 that you owned completed VOI inventory with an estimated retail sales value of approximately $548 million. We also note your disclosure that your developed VOI sales accounted for 27% of your revenue and 33% of your system-wide sales of VOIs, net. Please revise your disclosure to discuss period to period changes in your inventory, including the amount of inventory you have reacquired in the

secondary market. Please revise your disclosure to also discuss your development activity.

Critical Accounting Policies and Estimates, page 61

Carrying Value of Completed VOI Inventory, page 62

8. We note that you have capitalized interest, real estate taxes, and other costs incurred during construction. Please disclosure your accounting policy with respect to such costs. In addition, please disclose the amounts capitalized in each reporting period by type of cost.

Business, page 65

9. Please tell us if any fees are paid to you or by you to affiliated resorts that are not managed by you to be included in your resort network. Please also discuss how difficult it is to terminate your relationship with an affiliate resort and whether there are any termination fees.

Vacation Club Resorts, page 69

10. Footnote 4 provides that the La Cabana Beach Resort & Casino is managed by Casa Grande Cooperative Association I, and that your wholly-owned subsidiary provides management consulting services to the resort. Please tell us the nature of the management consulting services and whether this includes the type of services associated with other properties checked in the “managed by us” column.

Management and Other Fee-Based Services, page 74

11. We note your disclosure that you earn loan servicing fees from the financing of VOI sales, recurring fees from managing the Vacation Club, transaction fees for certain resort amenities and certain member exchanges, and recurring management fees under your management agreements with HOAs. Please revise your disclosure to explain how these fees are structured, including whether these fees are flat fees or a percentage of particular costs.

Loan Underwriting, page 75

12. To the extent material, please disclose the percentage of financing provided to customers with no FICO score.

Executive Compensation, page 90

13. We note that Mr. Pearson was appointed to serve as President and Chief Executive Office in February 2017. Please revise to describe the material terms of his employment agreement and file any such agreement as an exhibit.

Description of Capital Stock, page 97

Fee-Shifting Provision, page 99

14. Please revise your disclosure to discuss the types of actions subject to the fee-shifting provision, including whether you intend the provision to apply to claims under the federal securities laws. Please also expand your disclosure to clarify the level of recovery required for a plaintiff to have substantially achieved, "in substance and amount," the full remedy sought. In this regard, please clarify if the company intends to interpret this language as broadly as possible.

Consolidated Financial Statements

Basis of Presentation and Significant Accounting Policies, page F-27

Change in Method of Accounting for Purchase Accounting Adjustments, page F-31

15. Please tell us how your election to apply push down accounting in August 2017 for a transaction which occurred in 2009 complies with the applicable accounting standards. Specifically, tell us the facts and circumstances that allowed for you to change your initial election to not apply push down accounting.

Exhibits

16. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions in the next amendment, please provide a draft copy for us to review.

   You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney at (202) 551-3799 or me at (202) 551-3215 with any other questions.

        Sincerely,

        /s/ Kim McManus

        Kim McManus
        Senior Counsel
        Office of Real Estate and
        Commodities

cc: Alison W. Miller, Esq.
   Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.